EXHIBIT 99.6

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
2010

The management’s discussion and analysis (MD&A) of financial position and results of operations has been prepared as of March 31, 2011 and should be read in conjunction with our audited consolidated financial statements and the related notes for the years ended December 31, 2010 and December 31, 2009.  Unless the context otherwise dictates, a reference of Mercator Minerals, Mercator, the Company, us, we or our, refers to Mercator Minerals Limited and its subsidiaries including  Mineral Park Mine Inc. Unless otherwise noted, all currency amounts are in United States dollars and are based on our consolidated financial statements that are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

This management’s discussion and analysis contains certain forward-looking information and forward-looking statements. The reader should review the cautionary statement on forward-looking information under the caption “Caution on Forward-Looking Information”, which forms part of this management’s discussion and analysis.

National Instrument 43-101 Compliance

Unless otherwise indicated, Mercator has prepared the technical information in this MD&A ("Technical Information") based on information contained in the technical reports and news releases (collectively the "Disclosure Documents") available under either Mercator Minerals Ltd. or Stingray Copper Inc. Each Disclosure Document was prepared by or under the supervision of a qualified person (a "Qualified Person") as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators ("NI 43-101").

Readers are encouraged to review the full text of the Disclosure Documents which qualifies the Technical Information. Readers are advised that mineral resources that are not mineral reserves do not have demonstrated economic viability. The Disclosure Documents are each intended to be read as a whole, and sections should not be read or relied upon out of context. The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

The disclosure in this MD&A of all technical information has been prepared under the supervision of Gary Simmerman, BSc, Mining Eng. FAusIMM, Mercator's Vice-President Engineering, and Mike Broch, BSc, Geology, Msc, Economic Geology, FAusIMM, the Company's Vice-President Exploration, each of whom are Qualified Persons under NI 43-101. The common shares of the Company trade on the Toronto Stock Exchange (symbol: ML).

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
2010

Non-GAAP Measures

The Company uses both GAAP and certain non-GAAP measures to assess performance. This discussion and analysis includes non-GAAP measures of “cash flow from operations”, “net smelter return”, “total direct operating cost”, “total direct operating costs with inventory adjustments”, and “EBITDA”. These non-GAAP financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Introduction and Strategy

The Company is a diversified natural resource company engaged in the mining, development and exploration of its mineral properties in Arizona, U.S.A. and Mexico.   The Company’s principal assets are the 100% owned Mineral Park Mine (“Mineral Park Mine”), a copper and molybdenum production mine located near Kingman, Arizona, and the 100% owned El Pilar copper development project located in Northern Mexico.  The Company anticipates El Pilar to be a conventional open pit, run of mine, heap leach copper project.

The Company acquired 100% of the shares of Mineral Park Mine Inc. (then known as Equatorial Mineral Park, Inc.) (“MPI”) from Equatorial Mining North America, Inc. (“EMNA”) in 2003, and the El Pilar project in 2009, when completing the acquisition of 100% of the shares of Stingray Copper Inc.

During 2009, the Company completed the Phase 1 construction and commissioning of the 25,000 ton per day (tpd) mill at the Mineral Park.  During the first quarter of 2010, the Company completed the Phase 1.5 expansion of the mill, increasing ore throughput capacity to the 30,000 tpd to 35,000 tpd range.  In 2011, the Company expects to complete the Phase 2  expansion of mine and ore processing facilities at Mineral Park Mine increasing ore throughput to 50,000 tpd resulting in a substantial increase in the copper and molybdenum production.  Additionally, the Company expects to complete the El Pilar project engineering, permitting and feasibility study in the late second quarter or early third quarter of 2011.  The Company expects to make a positive development decision regarding El Pilar and to secure financing by the fourth quarter of 2011.

Overall 2010 Performance

The Company recorded a net loss of $115.1 million ($0.59 basic and diluted loss per share) for the year ended December 31, 2010 as compared to net a net loss of $17.6 million ($0.13 basic and diluted loss per share) for the year ended December 31, 2009.  The increase in net loss recorded in 2010 as compared to 2009 was primarily due to $111.9 million of unrealized losses due to changes in the mark-to-market value of the Company’s forward sales of copper.  The unrealized loss was somewhat offset by the increase in income provided by operations at Mineral Park Mine.

(In millions)
	2010	2009
Revenue	$182.6	$88.7
Copper in concentrate sold (pounds)	27.8	24.1
Copper in cathode sold (pounds)	3.2	4.4
Molybdenum in concentrate sold (pounds)	4.4	1.6
Silver in concentrates sold (ounces)	0.4	0.1

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
2010

As at December 31, 2010 the Company had $36.2 million in cash and cash equivalents and working capital of $3.8 million. This compares to $62.2 million in cash and cash equivalents and working capital of $39.8 million as at December 31, 2010. The December 31, 2010 working capital balance of $3.8 million includes a reduction in working capital of $40.2 million for unrealized losses accrued for mark-to-market forward price adjustments on copper due within the next twelve months.

The Company has been the operator of Mineral Park Mine since June 24, 2003, and has transitioned the mine from a run of mine, heap leach, and solvent extraction/electrowinning (“SXEW”) operation to a 30,000 ton per day mill operation with associated SXEW copper production as of December 31, 2010. The Mineral Park Mine is currently expanding the mill capacity to 50,000 ton per day which will further increase copper and molybdenum production.

The copper and molybdenum market continued to strengthen through 2010 from the end of 2009. The price of copper was $3.33 per pound at December 31, 2009 and $4.18 at December 31, 2010. The price of molybdenum was $16.40 per pound at December 31, 2010.

	2010	2009
Average Copper COMEX Price	3.43	2.36
Average Realized Copper Price (excluding hedges)	3.53	2.10
Average Molybdenum Spot Price	15.82	11.75
Average Molybdenum Realized Price	16.07	12.15

The Company’s copper production that exceeds the amount of copper forward sales is exposed to the fluctuation in copper prices (see discussion on “financing activities” regarding copper forward sales).  The Company’s cathode copper sales are recognized at the NYMEX monthly average price less shipping.  Current agreement on spot sales for 100% of cathode production is with Whitney Metals.

The Company’s copper concentrate sales are recognized at the COMEX monthly average prices for quotational periods M+1, M+3, or M+4 (at the buyer’s declaration) with assemblage of agreed upon lot sizes, approximately 5,000 wet metric tons (wmt).  Current destinations include China through the port of Guaymas, Mexico and domestically to Miami and Hayden, Arizona.  The Company is responsible for freight, insurance, smelting, documentation fees and refining costs.  Current off-take agreements with metal brokers include 20,000 wmt per year in years 2011-2012 with MRI and 70,000 dry metric tons (dmt) to Trafigura in 2011 – 2017, plus an additional 20,000 dmt per year in years 2011-2012.

The Company’s molybdenum concentrate sales are recognized at worldwide oxide prices less broker discounts at the time of delivery to the buyer.  Concentrate sales are FOB mine site. Current off-take agreement is an Evergreen Contract with DRC for 100% of molybdenum production, with terms and conditions reviewed on an annual basis.

The Company believes that in the near and medium term, given the recent increase in the prices of commodities that it produces, the outlook for its operations will continue to improve.

There can be no assurance, however, that molybdenum demand will strengthen or that copper and molybdenum prices may have a material adverse effect on the Company’s operating results and financial condition for any copper volumes exceeding the copper forward sales.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
2010

Selected Annual Information

(Expressed in thousands of United States $, except per share amounts)

(For the 12 months ended and as of December 31)	2010	2009	2008	2007
Operating Revenues	$182,564	$88,697	$29,178	$36,070
Working Capital (deficit)	3,810	39,779	(25,354)	102,361
Interest Income	149	170	1,522	5,736
Income (Loss) from Operations	27,416	(4,361)	(32,409)	(6,591)
Unrealized (Loss) from derivative instruments	(111,870)	-	-	-
Net Income (Loss)	(115,075)	(17,581)	(28,333)	(10,527)
Loss per Share
- Basic	(0.59)	(0.13)	(0.38)	(0.16)
- Diluted	(0.59)	(0.13)	(0.38)	(0.16)
Total Assets	424,266	381,060	249, 158	206, 572
Net Assets	88,419	192,181	46,094	69,909
Total Liabilities	335,847	188,879	203,064	136,663
Share Capital	220,885	213,063	58,134	53,490
Common Shares Issued	197,621	193,705	74,805	74,141
Dividends Declared	-	-	-	-

Results of Operations

Revenues generated by the Company from metals sales and other items during the year ended December 31, 2010 totaled $182.6 million on the Company’s shipped production totaling 27.8 million pounds of copper in concentrates (24.1 million for 2009), 4.4 million pounds of molybdenum (1.6 million for 2009) 0.4 million ounces of silver (0.1 million for 2009) and 3.2 million pounds of cathode copper (4.4 million for 2009).  The average realized price during the year ended December 31, 2010, was approximately $3.53 per pound, compared to $2.10 per pound to 2009. The average realized sales price for molybdenum was $16.07 per pound ($12.15 for 2009).

Mining and processing expenses at Mineral Park Mine increased to $89.9 million during 2010 as compared to $51.9 million in 2009.  Freight, smelting and refining charges were $27.4 million for 2010 ($19.7 million for 2009).  The increase in these expenses during 2010 as compared to 2009 is the result of increased mining and processing activities during the year, due to a full year of operation of Phase 1 and incremental Phase 1.5 activity, requiring increased mining to deliver feed stock for the mill, and increase in processing activities at the mill at Mineral Park.  Additionally, cathode copper was recovered from the in-process inventory contained in the leach pads and dumps during the current period, and expensing previously capitalized costs incurred in connection with the in-process copper inventories on the leach pad.

The staffing levels at Mineral Park Mine have continued to increase over the prior year levels, in connection with the continued expansion of milling operations.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
2010

During 2010, the Company incurred exploration expenses of $2.5 million compared to $0.1 million for 2009.  This increase in exploration expense is due to feasibility study activities at the El Pilar project acquired in late 2009.

Administration costs were $18.1 million during the year ended December 31, 2010 compared to $7.5 million for the year ended December 31, 2009.   Administration costs during the year ended December 31, 2010 included $7.8 million of state and local property and severance taxes and other regulatory payments.

The Company incurred interest expense of $10.8 million during the year ended December 31, 2010 down from $16.8 million in 2009.  The decrease in interest expense was due to the new financing of long-term debt at lower interest rates and related interest rate swaps.

Interest income was $0.1 million during the year ended December 31, 2010 compared to $0.2 million during the prior year.

As at December 31, 2010 the Company had inventory of approximately 9.9 million pounds (2009 – 13.6 million pounds of copper) of finished goods and in-process copper.  The decrease in copper inventory pounds was primarily due to the decrease in pounds contained in the heap leach pads. The Company has ceased placing new ore on the leach pads, and as a consequence, the inventory contained in the leach pads was reduced by the amount of cathode sales.  Finished goods and in-process molybdenum pounds were 0.1 million pounds at December 31, 2010 and at December 31, 2009.

During the first quarter of 2010, the Company completed the construction of the Phase 1.5 of the mill expansion, increasing the mill capacity to the 30,000 to 35,000 tons per day.  Subsequently, it was determined that by increasing the mill throughput rate to the 35,000 tpd level the metal recoveries dropped to undesirable levels; therefore the mill throughput levels were maintained in the 25,000 tpd range until the additional rougher flotation cells were installed (fourth quarter of 2010).

On March 31, 2010, the Company announced that it had received and accepted commitments from a syndicate of international banks, for credit facilities aggregating $130 million (the “Credit Facilities”).  The Company closed on the Credit Facilities, and concurrently issued notice of redemption effective on May 6, 2010 of the 11.5% Senior Secured Notes due February 16, 2012.

The Credit Facilities are comprised of a $100.0 million term loan with a one year grace period and a five year amortization and a $30.0 million revolving credit facility repayable on the fourth anniversary, subject to an annual extension option at the lenders’ discretion.  The bank financing reduced interest rates by more than half from 11.5% to 4.83%, representing a savings of approximately $700,000 per month on the Company’s long term debt.

While management believes the medium and long term fundamentals of copper and molybdenum are very good, the Company has structured a risk management program in support of the refinancing and the development plans for the expansion of Mineral Park Mine and its EI Pilar project in Mexico. In May 2010, a total of 146.9 million pounds of copper were sold forward over a six year term at an average net price to the Company of $3.01 per pound, net of all costs. As at December 31, 2010, the balance of forward copper sales was 133 million pounds of copper at an average net price of $3.00 per

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
2010

pound.  The forward sale totals less than 11% of the Mineral Park Mine proven and probable mineral reserves as announced on March 31, 2010 and only 48% of the planned production during the term of the loan. None of the Company's molybdenum production has been forward sold.

In August 2010, the Company, through a indirect wholly owned subsidiary, entered into an agreement to purchase a LM6000 PF Sprint Gas Turbine from GE Packaged Power, Inc. The turbine will supply power for Phase 2 expansion at Mineral Park Mine and has a design capacity of 35 megawatt (MW) against the overall requirements of the Phase 2 expansion at 50,000 tons per day of 57 MW. Mineral Park Mine currently purchases approximately 25 MW from the grid. The turbine is expected to be operational late in the second quarter of 2011. Concurrent with securing the project financing for the purchase of the gas turbine, Mineral Park Mine has entered into a long term off-take contract with Trafigura for annual volumes of 70,000 dry metric tons of copper concentrate over a term of seven years. It is expected that delivery conditions will provide material savings on freight, smelting and refining costs when sold to domestic outlets.

On October 6, 2010, six additional rougher cells were commissioned in the mill.  This resulted in improved mill recoveries of copper and molybdenum to near mill design expectations.  Since the installation of the rougher cells, the Company has gradually increased the mill throughput rate to the 30,000 to 35,000 tpd range by the end of 2010.

The Phase 2 construction expansion, scheduled to be completed in the second quarter of 2011 and in full service by the third quarter of 2011, will increase the mill throughput capacity to approximately 50,000 tons per day.  The Company expects the Phase 2 expansion when completed, to substantially increase copper and molybdenum production and decrease overall unit cost of sales. The contracted gas turbine purchase will supply the power for the Phase 2 incremental power requirements.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
2010

The following table provides a detailed un-audited breakdown of unit cost and expenses at Mineral Park, Inc. by quarter for the fiscal year ended December 31, 2010, stated in United States dollars.

	Total	Q1	Q2	Q3	Q4
Mill Feed	9,599,204	2,065,301	2,308,771	2,522,717	2,702,416
Stock Pile Ore	258,723	296,174	85,293	(256,629)	133,884
ROM Molybdenum Stockpile	278,357	11,556	198,854	46,445	21,502
Leach Dump	4,058,289	1,059,323	1,234,743	1,261,889	502,334
Waste Mine	7,851,561	2,071,038	1,330,321	1,657,315	2,792,887
Total Mined Tons	22,046,134	5,503,392	5,157,983	5,231,736	6,153,023

Copper Cathode Production	3,153,867	777,410	824,966	864,635	686,856
Copper Concentrate Production (filtered)	29,017,843	5,432,225	8,180,422	8,167,634	7,237,562
Molybdenum Concentrate Production (filtered)	4,349,938	638,513	948,443	1,234,987	1,527,995

Revenue	182,001,260	21,255,762	55,793,385	51,268,503	53,683,609
Realized gain/loss-Derivative Instruments	4,851,683	-	69,881	87,246	4,694,555
Freight, Smelting & Refining	21,736,538	4,803,729	9,162,563	6,585,706	1,184,540
Net Smelter Return	155,413,039	16,452,034	46,560,941	44,595,551	47,804,514

Mining	27,901,646	6,587,998	5,627,713	7,262,517	8,423,418
Processing	56,954,208	11,555,861	11,294,249	15,108,240	18,995,858
Development & Expansion	-	-	-	-	-
Administration	14,591,084	1,766,453	1,672,914	1,887,792	9,263,925
Total Direct Operating Costs	99,446,937	19,910,312	18,594,876	24,258,549	36,683,201
Inventory Adjustment	4,598,248	825,530	261,372	5,848,277	(2,336,930)
Total Direct Operating Costs w/inventory adjustment	104,045,185	20,735,842	18,856,248	30,106,825	34,346,270
EBITDA	51,367,854	(4,283,808)	27,704,693	14,488,726	13,458,243

FS&R Cost Per Ton Material
Freight, Smelting, and Refining	0.99	0.87	1.78	1.26	0.19

Direct Cost Per Ton Material
Mining	1.27	1.20	1.09	1.39	1.37
Processing	2.58	2.10	2.19	2.89	3.09
Administration	0.66	0.32	0.32	0.36	1.51
Total Direct Cost Per Ton	4.51	4.49	5.38	5.90	6.15

FS&R Cost Per Pound Copper Produced
Freight, Smelting, and Refining	0.68	0.77	1.02	0.73	0.15

Direct Cost Per Pound Copper Produced
Mining	0.87	1.06	0.62	0.80	1.06
Processing	1.77	1.86	1.25	1.67	2.40
Administration	0.45	0.28	0.19	0.21	1.17
Total Direct Cost Per Pound	3.09	3.98	3.08	3.41	4.78
Copper in Inventory Adjustment	0.14	0.13	0.03	0.65	(0.29)
Direct Cost Per Pound Copper Adjusted for Inventory	3.23	4.11	3.11	4.06	4.48

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
2010

Financial Position and Liquidity

The Company’s activities have been financed prior to this date through the sale and issuance of shares and other securities by way of private placements, commercial financing arrangements, and increased cash flow from operations at the Mineral Park Mine.

The Company completed commission of the Phase 1 mill expansion at the Mineral Park Mine and declared commercial production in 2009. In 2010, the results of operations have improved each quarter and the Company has reported income from operations of $27.4 million. Also during 2010, the Company commenced construction of the Phase 2 mine and plant expansion, which will allow for increased milling throughput. This expansion is scheduled to be completed in the second quarter of 2011.

The Company anticipates that the Phase 2 expansion will result in an increase of copper production by 50% and an increase of molybdenum production of approximately 100% beginning in the third quarter of 2011. This increase in metal production is expected to be sold at the market rates. The Company expects its working capital balances to begin increasing after the Phase 2 expansion is complete.

As at December 31, 2010, the Company had working capital of $3.8 million compared to a working capital balance of $39.8 million at December 31, 2009. The details of working capital are set out in the table below.

(In thousands)
	December 31, 2010	December 31, 2009	Change
Cash and cash equivalents	$36,156	$62,185	$26,029
Restricted cash	10,000	-	(10,000)
Accounts receivable	22,271	7,622	(14,649)
Inventories	16,582	15,343	(1,239)
Prepaid expenses	1,794	1,011	(783)
Income taxes recoverable	2,174	5,608	3,434
Marketable securities	683	299	(384)
Total Current Assets	$89,660	$92,068	$2,408

Accounts payable and accrued liabilities	$21,752	$17,897	$(3,855)
Current portion - long term debt	19,048	30,000	10,952
Current portion - derivative instruments	40,232	-	(40,232)
Current portion - project financing	1,736	-	(1,736)
Current portion - equipment loans	2,095	3,220	1,125
Current portion - deferred revenue	987	1,172	185
Total Current Liabilities	$85,850	$52,289	$(33,561)

Working Capital	$3,810	$39,779	$(35,969)

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
2010

Cash Flow from Operations

Cash flow from operations for the year ended December 31, 2010 was $19.5 million compared to a negative $24.3 million for the year ended December 31, 2009. The primary reason for this increase was the performance at the Mineral Park Mine. Copper and molybdenum revenues improved by $41.6 million and $50.3 million, respectively, when compared to the year ended December 31, 2009. The increase in revenues was primarily due to the increase in copper and molybdenum price realizations and an increase of 2.8 million in molybdenum sales pounds. The $93.9 million increase in revenues was partially offset by a $58.7 million increase in operating cash cost. The increase in operating cash cost was due to the full year effects of operating the mill and related costs of the mill expansion in 2010.

Financing Activities

On April 26, 2010, MPI entered into a credit agreement (the “Credit Agreement”) with a group of lenders (the “Lenders”) to provide credit facilities totaling $130.0 million comprised of a non-revolving credit facility loan and a revolving credit facility loan (collectively the “Credit Facilities”).  MPI is entitled to prepay all or any portion of the Credit Facilities in the minimum amount of $2.0 million at any time without penalty, subject to breakage costs.

The Company incurred lender’s fees of $3.9 million in connection with these Credit Facilities. This amount was applied proportionately to the funds raised and is being amortized to interest expense using the effective interest method over the terms of the Credit Facilities. The Company also incurred transaction costs of $2.5 million which were expensed in the statement of operations. Effective interest rate on Credit Facilities as at December 31, 2010 was 0.0743%.

The non-revolving credit facility is comprised of a $100.0 million term loan.  Principal repayments of approximately $4.8 million are required to be made quarterly commencing March 31, 2011 with a final maturity date of March 31, 2016.

The revolving facility is comprised of a $30.0 million loan with the full amount repayable upon its with a maturity date of April 26, 2014. The maturity date is subject to an annual extension option at the Lenders’ discretion.   As of December 31, 2010, the full amount of the facility has been drawn.

Interest on the Credit Facilities is based on LIBOR plus a spread ranging from 3.5% to 4.5% per annum based on the debt service coverage ratio, as defined, following the first scheduled repayment of the non-revolving credit facility. Up until that time interest is set at LIBOR plus 4.5% per annum. The interest rate as of December 31, 2010 was based on the 1-month LIBOR rate and was approximately 4.76%.

In connection with the Credit Facilities, the Company was also required to enter into forward sales of copper totaling 146.9 million pounds over a six year term.

The Credit Facilities are collateralized by principal operating assets of the Company held in MPI and are guaranteed by the Company’s subsidiary, Mineral Park Mine Holdings Ltd.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
2010

The Credit Agreement also contains quarterly provisions that require the Company to apply cash flow available for cash sweep, as defined, to reduce the Credit Facilities.  The percentage of excess cash subject to prepayment will vary depending on completion and performance of the Phase 2 mill expansion and other factors.  The cash sweep provision is no longer applicable once prepayments aggregating $30.0 million have been made.  No amounts paid or payable as a result of the cash sweep provision have been recorded as of December 31, 2010 in these consolidated financial statements.

The Credit Facilities contain covenants including restrictions on new indebtedness, new liens, disposition of assets, acquisitions, investments and distributions.  Financial covenants include a loan life coverage ratio and a minimum debt service coverage ratio as well as a minimum reserve tails based on life of mine ore reserves.  As at December 31, 2010 the Company was in compliance with all debt covenants and was not in default on the loan.

The Company is required to maintain a minimum cash balance in a restricted bank account of $10.0 million up to April 26, 2011 and $15.0 million thereafter until the Credit Facilities are repaid.

The minimum principal payments in aggregate and for each of the five succeeding years are as follows:

2011	$19,048
2012	19,048
2013	19,048
2014	49,047
2015	19,047
Thereafter	4,762
$130,000

On February 15, 2007, the Company issued secured note units.  A total of 120,000 units (the “Units”) were sold at a price of $980.0 per unit for gross proceeds of $117.6 million. Each unit consisted of one secured note in the principal amount of $1,000 (the “Notes”) and 50 detachable common shares purchase warrants which entitled the holder to purchase one common share at a price of CDN$4.00 per share until February 16, 2012.  The Notes bore interest at 11.5% per annum payable semi-annually in equal installments on June 30 and December 31 of each year and were to mature on February 16, 2012.

The proceeds raised from the issuance of the Notes were allocated between the liability (the “Notes”) and equity (share purchase warrants) components using the residual method whereby the Company determined the fair value of the share purchase warrants and allocated the residual to the Notes. The Company used the Black-Scholes option pricing model to determine the fair value of the share purchase warrants using the Company’s historical prices and the following assumption (i) risk free rate of 3.79% (ii) expected volatility of 79.7%, (iii) expected life of 5 years and (iv) a dividend yield of nil.

At the date of issuance of the Notes, the Company allocated $10.4 million to the share purchase warrants (credited to contributed surplus), and $107.2 million to the Notes.  The difference between the redemption value and the portion of the proceeds received allocated to the Notes represents a discount on the debt which was accreted to operations over the term of the debt using the effective interest rate method.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
2010

The Notes could be redeemed by the Company any time three years after the closing date at a redemption price equal to $1,050 per note including accrued and unpaid interest.

On May 6, 2010 the Company used the proceeds from the Credit Facilities to redeem the Notes.  The difference between the redemption price paid of $126.0 million and the carrying value of the Notes at the time of redemption of approximately $115.2 million has been recognized as a loss on long-term debt extinguishment in the consolidated statements of operations. The share purchase warrants were unaffected by the redemptions.

In connection with the closing of the Credit Facilities, the Company entered into forward sales of copper totaling 146.9 million pounds of copper over a six year term at an average net price to the Company of $3.01 per pound, net of all costs.

The quantities forward sold and the net weighted average prices to be received outstanding at December 31, 2010 are set out as follows:

Year	Copper (lbs)	Annual average price
2011	33,968,785	$3.11
2012	27,698,846	$3.05
2013	24,630,015	$2.98
2014	22,725,223	$2.93
2015	20,688,154	$2.89
2016	3,836,039	$2.88
Total	133,547,062	$3.00

The copper forward contracts had outstanding notional amounts of 133.5 million pounds of copper as at December 31, 2010.  At December 31, 2010, the Company has recorded a liability with fair value of $110.7 million related to these copper forward contracts, of which $39.4 million relates to derivative contracts maturing in less than one year, and $71.3 million relates to derivative contracts with a maturity date greater than one year.  The fair value of these forward contracts will fluctuate until their respective maturities in response to fluctuation in market prices of copper, interest rates and the Company’s own credit risk. Actual results can differ from estimates made by management and may have a material impact on the Company’s financial statement.

During the year ended December 31, 2010, the Company recorded a realized loss of $4.3 million (2009 - $Nil) on the copper forward contracts that were closed out and settled for cash. No such transactions occurred in 2009.

The Credit Facilities bear interest at LIBOR plus a spread.  The Company has entered into interest rate swap contracts to exchange the LIBOR portion of the interest payments for a fixed rate of 2.38% on 50% of the non-revolving credit facility of $100.0 million for the period from May 28, 2010 to March 31, 2016.

These interest rate swaps had outstanding notional amounts of $50.0 million as at December 31, 2010.  The notional amount decreases over the period as payments are made.  At December 31, 2010, the Company had recorded a liability with a fair value of $1.1 million related to these interest rate swaps, of which $0.8 million relates to derivative contracts maturing in less than one year, and $0.3 million

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
2010

relates to derivative contracts with a maturity date greater than one year.  In the estimation of fair value of interest rate swaps, management used the following assumptions: LIBOR rate of 0.30% to 4.27%, and a credit adjusted discount rate of 8.5%. The fair value of these interest rate swap contracts will fluctuate until their respective maturities. In response to fluctuations in LIBOR rates and the Company’s own credit risk, actual rates can differ from management estimates.

During the year ended December 31, 2010, the Company recorded a realized loss of $0.6 million on the interest rate swaps that were closed out and settled for cash.  No such transactions occurred in 2009.

The fair values of the Company’s derivative financial instruments as disclosed above are determined, in part, based on quoted market prices received from counterparties and adjusted for Company specific factors, notably credit risk.

On October 21, 2010, a subsidiary of the Company, entered into a master loan and security agreement with Trafigura AG (the “Loan Agreement”)  to fund the purchase of a gas turbine generator to be used in a power generating facility being constructed for the Mill Phase 2 mill expansion at the Mineral Park Mine (the “Project Financing”). The maximum amount available under the Loan Agreement is $20.8 million. The Company incurred financing costs of $0.2 million in connection with the Project Financing. This amount is being amortized to interest expense using the effective interest method, which is a nominal amount for the year ended December 31, 2010. In addition, transaction costs of $0.4 were expensed in the statement of operations. Effective interest rate on project financing facility as at December 31, 2010 was 0.0215%

As at December 31, 2010, the total amount drawn from the funds available was $20.4 million. Principal repayments of $0.2 million are required to be made monthly in eighty-four installments commencing on the earlier delivery of the electrical power to the mill or on June 15, 2011. Interest on this facility is based on 1-month LIBOR plus 3% per annum.  A commitment fee of 2% per annum is applied to the average undrawn balance for the previous month and is expensed as incurred.

The Project Financing is collateralized by the gas turbine generator and related assets.  The Company also pledged the common stock of its subsidiary, which holds the power generating assets.  The Loan Agreement contains covenants including restrictions on new indebtedness, new liens, and disposition of assets.

The minimum principal payments in aggregate and for each of the five succeeding years are as follows:

2011	$1,736
2012	2,976
2013	2,976
2014	2,977
2015	2,977
Thereafter	6,672
$20,314

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
2010

The Company enters into various agreements with third parties to acquire the use of equipment utilized at the Mineral Park Mine. The outstanding amounts due are repayable by monthly blended principal and interest payments bearing interest rates ranging from 4.095% to 7.75%, maturing at various dates ranging from January 1, 2011 to September 30, 2015.  All agreements are collateralized by the respective mining equipment.

Investing Activities

The Company invested $59.4 million in property, plant and equipment for the year ended December 31, 2010. $22.2 million was for the acquisition of the natural gas turbine and construction of related support facilities at the Mineral Park Mine and $37.2 million was primarily for the completion of the construction of the Phase 1.5 of the mill expansion and for the Phase 2 mill expansion in progress at the Mineral Park Mine.

Construction in Progress

The Company has construction in progress as at December 31, 2010 of $80.5 million, consisting of two projects. $57.8 million is primarily for the Phase 2 mill expansion at Mineral Park Mine and the remaining $22.7 million is for the natural gas turbine acquisition and installation at Mineral Park Mine.

Table of Commitments
Payments due by period
(US000’s)

	Total	2011	2012-2013	2014-2015	Thereafter
Derivative Instruments a)	$111,869	$40,232	$47,199	$23,081	$1,357
Long Term Debt Credit Facility b)	100,000	19,048	38,095	38,095	4,762
Long Term Debt Credit Facility Revolver c)	30,000	-	-	30,000	-
Project Financing d)	20,203	1,736	5,952	5,954	6,561
Equipment Loans e)	6,061	2,095	2,746	1,220	-
Asset Retirement Obligation f)	22,600	-	-	-	22,600
Contigent Royalty Payments g)	-	-	-	-	-
Total	$290,733	$63,111	$93,992	$98,350	$35,280

a)	Derivative Instruments included the fair value for the forward contracts for copper of $110.7 million and the fair value of interest rate swaps of $1.1 million.

b)	Long-term debt of credit facility.

c)	Credit facility revolver.

d)	Project financing for the natural gas turbine at Mineral Park Mine.

e)	Equipment loans payable (described above).

f)	Asset retirement obligation (described below).

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
2010

g)
Royalty payments on the Mineral Park Mine operations. Under the Acquisition Agreement the Company acquired from EMNA (the “Acquisition Agreement”) the Mineral Park Mine reclamation bond, the Aquifer Protection Bond and general working capital (accounts receivable and prepaid expenses), for a total of $2.7 million. Under the Acquisition Agreement the $2.7 million will be reimbursed to EMNA by an unsecured NPI in the Mineral Park Mine of 5% per quarter on cumulative revenue less cumulative cash operating expenses, as defined in the agreement.  At December 31, 2010, $1.5 million has been paid to EMNA (2009 - $1.5 million) of which $1.2 million (2009- $0.9 million) has been recognized as a mineral property cost and $0.6 million has been debited against the NPI liability.

Asset Retirement Obligation

The Company’s asset retirement obligation relating to the Mineral Park Mine was assumed on the acquisition of the facility in 2003. The Company estimates its asset retirement obligation based on its current legal obligations to reclaim, decommission, and restore its Mineral Park Mine site.  In connection with the commencement of commercial production of the Phase 1 expansion project, renovation of tailings pond and extension of its life of mine to 25 years, the Company updated its estimate of the asset retirement obligation liability. The expected inflation rate was determined to be 4%, an increase from previously applied rate of 2.5%. The present value of future site closure and restoration obligations was determined using a credit adjusted discount rate of 9%.

The asset retirement obligation accrual requires management to make significant estimates and assumptions.  Actual results could materially differ from these estimates.

After including the effect of time value of money, site closure and restoration obligations are expected to be incurred during years 2034-2043. Total undiscounted costs after including the effect of inflation are $22.6 million, an increase from the previously estimated cost of approximately $5.0 million. Revision of estimates of asset retirement obligations did not have a significant impact on the consolidated financial statements. The increase in the cost estimates were offset by the extension of the life of mine resulting in a nominal effect on the financial statements.

Deferred Revenue

During March 2008, the Company entered into, and subsequently amended an arrangement (the “Arrangement”) with a subsidiary company of Silver Wheaton Corp. (“Silver Wheaton”)  to sell 100% of its silver production from the Mineral Park Mine over the life of the mine for an upfront payment of $42.0 million (the “Deposit”).  Upon delivery of the silver, Silver Wheaton will also pay the Company a fixed price payment per ounce of silver produced equal to the lesser of $3.90 (subject to a 1% annual adjustment starting in the fourth year of silver production) and the spot price at the time of sale.

Under terms of the Arrangement, the unpaid amount of the Deposit will remain refundable until it is reduced to nil.  The Deposit will be reduced by an amount equal to the difference between the spot price of silver and the $3.90 per ounce fixed price and multiplied by the total ounces of silver delivered to Silver Wheaton. If at the end of the initial 40 year term of the Arrangement, the Deposit has not been reduced to nil, the Company will refund the outstanding portion of the Deposit to Silver Wheaton.  As at December 31, 2010, the refundable portion of the Deposit was $35.0 million (2009 - $40.7

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
2010

million).  During the year ended December 31, 2010, the Company delivered 327,356 ounces (2009-109,514) of silver to Silver Wheaton.

Pursuant to the Arrangement, the Company was to achieve a minimum target rate of 35,000 ton of ore per day over a thirty day consecutive period (the “Minimum Target Rate”) by June 30, 2010 otherwise Silver Wheaton could request repayment of the refundable portion of the Deposit, subject to any subordination agreement.  During the year ended December 31, 2010, the Company amended the Arrangement whereby the date to achieve the Minimum Target Rate was extended to June 30, 2011.  In consideration for this amendment, the Company granted Silver Wheaton a right of first refusal on the sale of silver produced from any mining property or concession owned, currently or in the future, by the Company on terms substantially similar to the Agreement or a royalty interest payable on any silver produced from any mining property or concession owned, currently or in the future, by the Company.  The Company has assessed the ability of the Mineral Park Mine to meet the Minimum Target Rate and has concluded that it will achieve the Minimum Target Rate in the second quarter of 2011.  However, there can be no assurances that the Company will achieve the Minimum Target Rate by June 30, 2011.

As security for the performance of the obligations of the Company in favor of Silver Wheaton, the Company has granted Silver Wheaton certain security interests in the Mineral Park Mine mining interest, including a charge over all silver contained in and mined, produced, recovered, or removed from the Mineral Park Mine.

The $42.0 million Deposit is recognized as revenue on a dollar per unit basis using the total number of silver ounces expected to be delivered to Silver Wheaton over the life of the Mineral Park Mine.

The following table summarizes the changes in the Silver Wheaton deferred revenue:

	December 31, 2010	December 31, 2009
Balance, beginning of the year	$41,608	$42,000
Amortization on delivery of silver	(1,459)	(392)
Balance, end of the year	40,149	41,608
Less: current portion	(987)	(1,172)
Long-term	$39,162	$40,436

Fourth Quarter

The Company recorded a net loss during the three months ended December 31, 2010 of $51.1 million. This compares to a net loss of $1.8 million for the three months ended December 31, 2009. The primary increase in net loss is due to $56.0 million of realized and unrealized losses due to the impact of the forward price hedging on copper for the three months ended December 31, 2010 and nil for the three months ended December 31, 2009.

Income from operations for the three months ended December 31, 2010 was $10.8 million compared to a $0.7 million loss for the three months ended December 31, 2009. Revenue for the three months ended December 31, 2010 was $56.0 million compared to $34.9 million for the three months ended

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
2010

December 31, 2009. Costs and expenses for the three months ended December 31, 2010 was $45.2 million compared to $35.7 million for the three months ended December 31, 2009.  The increases in revenues, costs and expenses were directly the result of the expansion of the mining and milling operations and related production volumes at the Mineral Park Mine when comparing the fourth quarter of 2010 to the fourth quarter of 2009.

Selected Quarterly Results

The following tables present our un-audited quarterly results of operations for each of the last eight quarters.  This data has been derived from our un-audited consolidated financial statements, which were prepared on the same basis as the annual consolidated financial statements and, in our opinion, include all necessary adjustments, consisting solely of normal recurring adjustments, for the fair presentation of such information.  Those unaudited quarterly results should be read in conjunction with our annual audited consolidated financial statements for the years ended December 31, 2010 and 2009.

	(Stated in thousands except per share amounts)
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2010 Total Copper Pounds Sold	6,202	5,928	9,207	9,643
Total Molybdenum Pounds Sold	605	968	1,248	1,554
Total Revenue	$23,883	$52,987	$49,673	$56,021
Net Income (Loss)	(11,553)	23,436	(75,883)	(51,075)
Earnings (Loss) per Share	(0.06)	0.12	(0.39)	(0.26)
Operating Cash Flow	1,910	(26,435)	19,794	24,209

2009 Total Copper Pounds Sold	3,499	7,951	5,453	7,185
Total Molybdenum Pounds Sold	73	405	541	625
Total Revenue	$6,342	$21,245	$26,210	$34,899
Net Income (Loss)	(10,652)	(4,400)	(696)	(1,833)
Loss per Share	(0.11)	(0.04)	(0.00)	(0.00)
Operating Cash Flow	(8,146)	(27,976)	(222)	12,074

Fair Value of Financial Instruments

The fair values of cash and cash equivalents, restricted cash, accounts receivables, accounts payable and accrued liabilities, approximate carrying values because of the short term nature and high liquidity of these instruments.

The fair value of environmental and land reclamation bonds approximate their carrying value based on current interest rates and high liquidity. Forward copper contracts and interest rate swaps are stated at fair value based on current market prices and interest rates, respectively, adjusted for the Company’s credit risk.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
2010

The fair values of marketable securities are based on current bid prices as at December 31, 2010. The fair value of the equipment loans and net proceeds interest approximates book value using current rates of interest. Based on market prices, the fair value of the long-term debt and project financing as at on December 31, 2010 was approximately $126.8 million and $20.2 million, respectively.

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and valuation techniques may have a material effect on the estimated fair value amounts. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

The fair value hierarchy of financial instruments measured at fair value on the balance sheet is as follows:

Level 1 – Fair values measured using unadjusted quoted prices in active markets for identical instruments
Level 2 – Fair values measured using directly or indirectly observable inputs, other than those included in Level 1
Level 3 – Fair values measured using inputs that are not based on observable market data

Financial assets and liabilities carried at fair value as at December 31 were as follows:

	2010		2009
	Level 1	Level 2	Level 1	Level 2
Financial Assets
Cash and cash equivalents	$36,156	$-	$62,185	$-
Restricted cash	10,000	-	-	-
Land reclamation bond	-	1,351	-	1,324
Environmental bond	-	2,151	-	2,134
Marketable securities	683	-	299	-
Financial Asset total	$36,839	$3,502	$62,484	$3,458

Financial Liabilities
Derivative Instruments	-	$111,870	-	-
Financial Liabilities total	-	$111,870	-	-

The Company uses valuation models to determine the fair value of its derivative instruments. The inputs to these models are primarily external observable inputs such as forward prices for copper and forward interest rate curves.

As at December 31, 2010 and 2009, the Company has not measured any financial instruments using Level 3 inputs.

b)           Financial Instrument Risk Exposure and Risk Management
The Company is exposed in varying degrees to a variety of financial instrument related risks.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
2010

Management's close involvement in the operations allows for the identification of risks and variances from expectations. The Company uses fixed rate interest swaps to mitigate 50% of its risk exposure to volatility in interest rates on its non-revolving credit facility. The Company has no designated hedging transactions. The Company has collateral on its revolving and non-revolving credit facilities, project financing, and equipment loans.

The Board approves and monitors the risk management processes. The Board's main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continuation of the Company's mining operations and capital expansion at Mineral Park Mine and exploration at El Pilar, and limited exposure to credit and market risks. There were no changes to the objectives or the process from the prior year.

The type of risk exposure and the way in which such exposure is managed is provided as follows:

i.           Concentration risk
Concentration risk exists in cash and cash equivalents, and restricted cash because significant balances are maintained with a limited number of financial institutions. The risk is mitigated because cash and cash equivalents and restricted cash are maintained with prime Canadian and USA financial institutions. Concentration risk also exists in amounts receivable because the Company's revenues are derived from sales to a limited number of customers. To mitigate the risk, the Company monitors ongoing exposure to individual customers and their respective solvency and stability.

ii.           Credit Risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, environmental, and land reclamation bonds, and accounts receivable. Credit risk exposure is mitigated through maintaining its cash and equivalents, restricted cash, environmental, and land reclamation bonds with high-credit quality financial institutions. In addition to mitigate exposure to credit risk on accounts receivables, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company’s clients are large, multinational operations that have conducted business for a number of years. Historically, the Company did not experience issues with collectability of trade receivables. As at December 31, 2010 there were no material amounts overdue or impaired. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses.

As at December 31, 2010, the Company’s maximum exposure to credit risk was the carrying value of its cash and cash equivalents, restricted cash, environmental and land reclamation bonds, taxes receivable and accounts receivables.

iii.           Liquidity Risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet its financial obligation when they become due.  As at December 31, 2010, the Company had positive working capital of $3.8 million (2009 – $39.8 million).

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
2010

The Company ensures there is sufficient capital to meet short term business requirements. One of management's goals is to maintain an optimal level of liquidity through the active management of the Company's assets, liabilities and cash flows. The Company prepares annual budgets which are approved by the Board of Directors and prepares cash flows and liquidity forecasts.

The Company anticipates incurring substantial expenditures to further its capital development programs, particularly those related to the completion of the second stage of the Phase 2 Expansion at its Mineral Park Mine as well as commencement of development of the El Pilar Property acquired as part of the Stingray acquisition.

The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company maintains adequate cash balances and credit facilities in order to meet short and long term business requirements, after taking into account cash flows from operations and believes that these sources will be sufficient to cover the likely short and long term cash requirements.

Prudent management of liquidity risk requires the regular review of existing and future covenants to meet expected expenditures and possible contingencies.  The Company believes that profits generated from the new mill at its Mineral Park Mine and external financing are sufficient to meet its financial commitments and comply with covenants on the credit facilities.

A quantitative maturity analysis of non-derivative financial liabilities at December 31, 2010 based on the contractual maturity dates are as follows:

	Total	2011	2012- 2013	2014- 2015	Thereafter
Accounts Payable	$21,752	$21,752	$-	$-	$-
Long Term Debt Credit Facility	100,000	19,048	38,095	38,095	4,762
Long Term Debt Credit Facility Revolver	30,000	-	-	30,000	-
Project Financing	20,314	1,736	5,952	5,954	6,672
Equipment Loans	6,061	2,095	2,746	1,220
Total	$178,127	$44,631	$46,793	$ 75,269`	$11,434

iv.           Market Risk
The significant market risk exposures to which the Company is exposed are currency risk, interest rate risk, and commodity price risk.

Currency Risk
The Company’s operations in the United States, Canada, and Mexico make it subject to foreign currency fluctuation risks. The operating results and financial position of the Company are reported in United States dollars. The Company’s certain operating and exploration expenses are incurred in Mexican Pesos (“MXN”) and Canadian dollars (CDN) and shares, share purchase options, and warrants are denominated in Canadian dollars. The fluctuation of the United States dollar in relation to these currencies will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company’s mining and processing costs, as well as a majority of other operating

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
2010

and administration costs, are primarily incurred in United States dollars while some administration and most share issuance costs are denominated in Canadian dollars. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

As at December 31, 2010 with other variables unchanged a 10% strengthening of the United States dollar against the Canadian dollar would (increase / decrease) the loss for the year by approximately $0.1 million.

Management believes the foreign exchange risk derived from currency conversions is not significant. Additionally, foreign currency denominated account balances is short term.

Interest Rate Risk
In respect of financial assets, the Company’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates affect the value of cash and cash equivalents.  The Company manages risk by monitoring changes in interest rates in comparison to prevailing market rates. As at December 31, 2010 the Company held substantially all its cash and cash equivalents in interest accounts and guaranteed investment certificates.  In respect of financial liabilities, the Company is exposed to interest rate risk on its variable rate long-term debt and project financing loan facilities.  The Company’s revolving and non-revolving credit facilities carry an interest rate spread of United States dollar one-month LIBOR plus 3.5% to 4.5%.  The Company manages the 50% variable interest rate risk of the non-revolving credit facility with an interest rate swap contract to exchange the LIBOR exposure on interest payments for a fixed rate of 2.38% on 50% of the non-revolving credit facility.

The Company has also entered into a credit facility to finance the purchase of the power generating facility for the Mill Phase 2 at Mineral Park Mine. This credit facility bears an interest rate of one month United States dollar LIBOR plus 3%.

Equipment loans, environmental land reclamation obligation bonds bear fixed rate of interest and are not subject to fluctuations in interest rates. As at December 31, 2010, with other variables unchanged a 10% changed in the interest rate would change the earnings for the year $0.7 million.

Commodity price risk
The value of the Company’s mineral resource properties depends on the price of copper, molybdenum, and the outlook for the minerals. At December 31, 2010 market prices for copper and molybdenum were $4.18 and $16.40 per pound.

The Company is exposed to commodity price risk given that its revenues are derived from the sale of metals, the prices for which have been historically volatile.

Commodity prices are affected by numerous factors outside of the Company's control, including, but not limited to, market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, imports, exports, supply, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to copper, molybdenum and silver.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
2010

The value of trade receivables depends on changes in metal prices over the quotation period. The profitability of the Company's operations is highly correlated to the market price of copper, molybdenum and silver. If metal prices decline for a prolonged period below the cost of production of the Company's Mineral Park Mine, it may not be economically feasible to continue production.

The Company manages this risk by entering into forward sale agreements with various counterparties, both as a condition of certain debt facilities as well as to mitigate commodity price risk. Currently the Company has in place derivative contracts for the sale of copper concentrate from its Mineral Park Mine which it entered into with the providers of the long term credit facilities. Additionally, it has sold forward to Silver Wheaton Corp. the silver production from the Mineral Park Mine.

Outstanding Share Data

As at December 31, 2010, and December 31, 2009, there were 197,621,466 and 193,704,778 common shares issued and outstanding respectively.  In addition, at December 31, 2010, there were 8,690,367 stock options outstanding with exercise prices ranging between Cdn$0.385 and Cdn$11.10 per share, approximately 59% of which have vested, and 22,826,182 share purchase warrants and agents share purchase warrants outstanding.

Off Balance Sheet Arrangements

The Company does not have any off balance sheet arrangements other than the net profits interest in the Mineral Park Mine described in note 9 to the Financial Statements.

Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements include legal services rendered by a law firm in which a director is a partner during the year which totalled $0.2 million (2009 - $0.1 million). This above-noted transaction was measured at the exchange value which was the amount of consideration established and agreed to by the related parties.

Subsequent Events

Shareholder Rights Plan
On February 9, 2011, the Company’s Board of Directors approved the adoption of a Shareholder Rights Plan (“Rights Plan”).

The purpose of the Rights Plan is to provide shareholders and the Company’s Board of Directors with adequate time to consider and evaluate any unsolicited bid made for the Company, to provide the Board with adequate time to identify, develop and negotiate value-enhancing alternatives (if considered appropriate) to any such unsolicited bid, to encourage the fair treatment of shareholders in connection with takeover bid for the Company and to ensure that any proposed transaction is in the best interests of the Company’s shareholders.

Effective February 9, 2011, rights were issued and attached to all the Company’s common shares. A separate rights certificate (a "Right") will not be issued until such time as the rights become exercisable

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
2010

(which is referred to as the "separation time"). The Rights will become exercisable only if a person, together with its affiliates, associates and joint actors, acquires or announces its intention to acquire beneficial ownership of the Company’s shares, which when aggregated with its current holdings total 20% or more of the outstanding Company common shares (determined in the manner set out in the Rights Plan), other than by a Permitted Bid (as defined in the Rights Plan).

Following the acquisition of more than 20% of the Company’s outstanding common shares by any person (and its affiliates, associates and joint actors), except for a Permitted Bid, each right held by a person other than the acquiring person (and its affiliates, associates and joint actors) would, upon exercise, entitle the holder to purchase the Company’s common shares at a substantial discount to their then prevailing market price. A "Permitted Bid" is defined under the Rights Plan as a bid which includes the following conditions, among others: it is outstanding for a minimum of 60 days, it is made to all of the shareholders of the Company for all of their common shares and, subject to other specified conditions, it is accepted by a majority of independent shareholders (as detailed in the Rights Plan).

Outlook

The Company anticipates the acquisition and installation of the natural gas turbine at the Mineral Park Mine to be completed in the second quarter of 2011. This coupled with the expansion of the mill capacity will enable the mill to process 50,000 tpd of ore. The natural gas turbine will provide the power necessary to run the mill at the 50,000 tpd rate. The Company expects that this increase in mill processing will result in quarterly metal production to meet the previously announced goals of:

(in millions)
	Copper pounds	Molybdenm pounds
1st quarter 2011	8.8	0.9
2nd quarter 2011	9.5	1.0
3rd quarter 2011	14.1	1.8
4th quarter 2011	12.5	2.3

The expansion project to 50,000 tpd includes commissioning a second crusher, two new ball mills, eleven new rougher flotation cells, an additional waterline to connect into additional water wells and a gas line to supply the turbine.

The Company is expecting to provide a feasibility study for the El Pilar project at the end of the second quarter 2011 or the beginning of the third quarter 2011. The Company remains extremely positive of the project and expects to secure financing and begin development of the project towards the end of 2011.

Critical Accounting Estimates

The Company’s significant accounting policies are disclosed in the Financial Statements.  The following is a discussion of the critical accounting policies and estimates which management believes are important for an understanding of the Company’s financial results:

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
2010

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

Mineral property, plant and equipment
The Company’s mineral property, plant and equipment are carried at cost less the accumulated depletion and depreciation.  All related costs of acquisition, exploration and development are capitalized as part of the properties. Subsequent to the determination of the commercial feasibility of mining, otherwise they are expensed. Capitalized costs prior to commencement of commercial operation include plant construction and operating costs net of revenues.

The Company regularly evaluates the carrying values of its mineral resources using various methods depending on the state of development of the property. Based on future cash flows, if it is determined that the anticipated fair value of mineral properties is less than the carrying value determined based on information and conditions at the date of assessment, a write-down to the estimated fair value is made.

Asset retirement obligations
Asset retirement obligations relate to when mining is complete under the current plan of operations, at that time the Company has a legal obligation to remove equipment and other assets from its Mineral Park Mine in Arizona and to perform other site reclamation work. Although the ultimate amount of future site restoration costs to be incurred for existing exploration interests is uncertain, the Company has estimated the fair value of this liability to be $2.4 million (2009 - $2.5 million) at December 31, 2010 based on the expected payments of $22.6 million (2009 - $3.3 million) to be made primarily in the years 2034 - 2043, discounted at a rate of 9% per annum.

Various laws and regulations for the protection of the environment govern the Company’s activities. These laws and regulations are continually changing and becoming more restrictive and the Company must comply with these changes.  The estimated costs for site cleanup and reclamation are done continually as part of the Company’s mining operation and supported by a bank performance bond where required by the environmental laws and regulations.

Accounting for stock-based compensation
The Company accounts for stock option awards granted to employees and directors under the fair value based method. The fair value of the stock options at the date of grant is calculated using a Black-Scholes option pricing model and then amortized over the vesting period, with the offsetting credit to contributed surplus. If the stock options are exercised, the proceeds are credited to share capital.

Accrual of contingent consideration on acquisition of Mineral Park
As discussed above, contingent consideration is included in the acquisition of Mineral Park.  Such is payable as a net profits interest based on cumulative positive cash flow of Mineral Park.  As at December 31, 2010, $1.5 million (2009 - $1.5 million) of the $2.8 million contingent consideration has been paid to EMNA and an additional $0.3 million (2009 - $Nil) has been accrued. Of these amounts paid and accrued to December 31, 2010, $1.2 million (2009- $0.9 million) has been recognized as a mineral property cost and in 2007 $0.6 million reduced the previously accrued NPI liability.  Additional payments may be

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
2010

required to be made on the NPI during fiscal 2011 if cumulative revenue less cumulative cash operating expenses results in positive cash flow.

i.           Inventories
Production inventories consist of ore on the leach pad and in-process and concentrate inventories which are carried at the lower of average cost or net realizable value. Costs include all direct production costs and a reasonable allocation of fixed overheads. Net realizable value represents the estimated future sales price of the product based on prevailing and long-term metals prices or as determined in long term sales contracts, less the estimated costs to complete production and bring the product to a saleable state. Write-downs to net realizable, if any, are included in Mining and Processing Costs on the consolidated statements of operations.

Ore on leach pad
The quantity of material in ore on the leach pad is based on surveyed volumes of previously mined material. Sampling and assaying of blast-hole cuttings determined the original estimated amount of copper contained in the material delivered to the leach pad. Expected copper recovery rates are determined using small-scale laboratory tests, small and large-scale column testing (which simulates the production-scale process), historical trends and other factors, including mineralogy of the ore and rock type. Copper contained in the leach pad is reduced as pads are leached, the leach solution is fed to the solvent extraction – electrowinning (SX-EW) process, and copper cathodes are produced. The ultimate recovery of copper contained in leach stockpiles can vary from a very low percentage to over 90 percent depending on several variables, including type of processing, and mineralogy. As at December 31, 2010, the current recovery rate of copper has been estimated at 70% (2009 – 70%).

The current portion of ore on leach pads and in-process inventories consists of amounts expected to be processed within the twelve-month period ending December 31, 2011. Ore on leach pads inventories not expected to be processed within the next twelve months is classified as non-current.

In-process Inventories
In-process concentrate inventories represent copper and molybdenum contained in thickeners at the terminus of the milling plant. In-process inventory is calculated based on measured volumes, solids density, and assay grade. Cost of in-process concentrate inventories include mining costs, mill cost, and applicable site administration, and depreciation relating to the process facilities incurred to that point in the process.

In-process cathode inventories represent copper plated to cathode in the tank house that has not been harvested and costs transferred from leach pad and cost of ore from the leach pad and the cost of processing at the SX-EW plant.

Concentrate Inventory
Copper, molybdenum, and silver contained in saleable concentrates are valued based on the lower of cost and net realizable value. Net realizable value equals the market price of the metal less the freight, smelting, refining and marketing costs associated with delivery of concentrate to the customer. Costs include mining, milling, concentrating, applicable site administration, and depreciation related to the assets utilized to convert the ore to concentrate.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
2010

Mine Stripping Costs
The costs of removing overburden and waste materials (“stripping costs”) after production begins are variable production costs that are included in the costs of the inventory during the period that the stripping costs are incurred unless the stripping activity can be shown to be a betterment of the mineral property, in which case stripping costs are capitalized.

ii.         Supplies Inventory
Supplies inventory is stated at the lower of average cost and net realizable value. Cost includes acquisition, freight, and other directly attributable costs. Net realizable value is estimated as replacement cost. Supplies inventory includes cost of consumables used in operations such as fuel, grinding material, chemicals, and spare parts. Major spare parts and standby equipment are included in property, plant, and equipment when they are expected to be used during more than one period and if they can only be used in connection with an item of property, plant, and equipment.

Previous write-downs to net realizable value may be reversed when there is a subsequent increase in the net realizable value of the inventory.

Recent Accounting Pronouncements

i.           Business combinations – Section 1582 and related sections
In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements, and 1602 – Non Controlling Interests.  Section 1582 replaces Section 1581 – Business Combinations and establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).  Sections 1601 and 1602 replace Section 1600 – Consolidated Financial Statements.  Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non controlling interests in consolidated financial statements subsequent to a business combination.  These standards are effective January 1, 2011.  Early adoption of the Sections was permitted. The Company chose not to early adopt these standards. Adoption of these standards is not expected to have a significant impact on the Company’s consolidated financial statements.

ii.         International Financial Reporting Standards ("IFRS")
The Canadian Accounting Standards Board ("AcSB") announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company has established a formal project plan, allocated internal resources and engaged expert consultants, to manage the transition from Canadian GAAP to IFRS reporting.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant  information is gathered and reported to senior management, including the Chief Executive Officer

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
2010

(CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure. We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the fiscal year covered by this annual report. This evaluation was carried out under the supervision and with the participation of our management, including our CEO and our CFO. Based on that evaluation, the CEO and the CFO have concluded that, due to the material weaknesses in internal controls set out below, the Company's disclosure controls and procedures were not effective to provide reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under Canadian securities laws is recorded, processed, summarized and reported as and when required and that it is accumulated and communicated to management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company's management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting.  The Company’s internal controls over financial reporting is a process designed by, or under the supervision of, the Company’s CEO and CFO and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  The Company’s internal control over financial reporting includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

●
provide reasonable assurance regarding prevention or timely detections of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Management has assessed the design and operating effectiveness of internal control over financial reporting as at December 31, 2010. Based on this assessment, management concluded that internal control over financial reporting is ineffective, as of December 31, 2010, because of the following material weaknesses:

1)
Due to the small size and recent expansion activities of the Company, there are insufficient accounting personnel to enable effective segregation of duties over financial reporting. This includes a lack of segregation of duties related to journal entry processing and financial statement preparation and review. This deficiency is considered pervasive in nature and could result in material misstatements of the financial statements. All material misstatements detected by our auditors have been corrected by the Company.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
2010

2)
Due to the small size and recent expansion activities of the Company, the Company's finance staff does not have sufficient technical accounting knowledge to address all complex and non- routine accounting transactions. To address this risk, the Company consulted with external accounting advisors, but did not have sufficient personnel to review the work performed by the external advisors. This deficiency is considered pervasive in nature. All material misstatements detected by our auditors have been corrected by the Company.

These material weaknesses result in a more than remote likelihood that a material misstatement would not be prevented or detected.

Remediation Plan
1)	The Company has engaged external consultants and has initiated plans to hire personnel to provide for sufficient segregation of duties.

2)	The Company has initiated plans to staff the appropriate skill set and sufficient personnel to prepare and review technical, complex, and non routine accounting transactions.

Changes in Internal Control over Financial Reporting
During the period covered by this report there were no changes to internal control over financial reporting.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the Company will issue its first annual and interim consolidated financial statements prepared under IFRS for its fiscal year ended December 31, 2011 and three months ended March 31, 2011, respectively, with restatement of comparative information presented. The conversion from Canadian GAAP to IFRS as a primary basis for preparing the Company’s consolidated financial statements has and/or will result in changes to the Company’s accounting policies, and internal control over financial reporting. The conversion may also impact future business activities such as foreign currency and hedging activities, certain contractual arrangements, and debt covenants.

Transition Plan
The Company developed a transition plan which includes the following three phases and sets out activities to be performed in each phase over the life of the project.
Scope Assessment Phase: This phase involved the following activities:

●	Preliminary Impact Assessment
●	An established project structure and governance practices
●	Detailed timetable with milestones and deliverables
●	Identification and allocation of resources (combination of internal and external)

The preliminary impact assessment has been completed. It involved a high level review and identification of the major differences between current GAAP and IFRS in all areas resulting in the

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
2010

prioritization of high, medium and low impact areas of focus for the Company based on their potential to significantly impact our Company.

Both the audit committee and senior management are regularly updated on the progress of the project and any major issues highlighted as a result of the work performed has been brought to their attention and addressed with them as necessary.  The Company modified its original timeline for completion of the IFRS transition plan due to changes in the resources assisting with the transition work.  An external advisor has been engaged and the overall IFRS transition is expected to be completed on schedule.

Impact assessment phase
This phase involved the completion of analyses of all Canadian GAAP to IFRS differences to provide a basis for accounting policy recommendations, the development of a strategy for changeover to IFRS in 2011, and assessment of the impact on accounting and other business process changes, internal controls over financial reporting, and business activities.

The Company has selected all IFRS 1 elections and has completed the detailed analysis of Canadian GAAP and IFRS differences based on the priority areas of focus established in the preliminary impact assessment. The areas with the highest potential to significantly impact the Company, identified during the preliminary impact assessment, are share based payments, share purchase warrants with C$ exercise prices, property plant and equipment, and asset retirement obligations as well as initial adoption of IFRS under the provisions of IFRS 1, First-Time Adoption of IFRS (IFRS 1).

Implementation phase
This phase involves the implementation of the necessary changes to our business processes as identified through the assessment and design phases of the changeover plan. Significant implementation phase milestones include the development of IFRS-compliant financial models and reporting processes, and the preparation of a January 1, 2010 opening balance sheet and 2010 comparative data under IFRS, with reconciliations from Canadian GAAP. The implementation phase will culminate in the preparation of our financial reporting under IFRS in 2011.

During the fourth quarter of 2010, the Company continued to execute on the implementation phase of its changeover plan. The Company continues to identify and evaluate accounting policy changes for the transition to IFRS and the corresponding adjustments, to the financial statements.  Our auditors are in the process of reviewing the proposed IFRS accounting policies to ensure consistent interpretation of IFRS guidance in key areas and to review any other areas which need to be addressed.

During this period, specific progress achieved includes: further progression in determining and selecting accounting policies; further progression in the preparation of draft annual mock-up financial statements and notes under IFRS; further progression in the preparation of a January 1, 2010 opening balance sheet; and progression in the conversion of the March 31, 2010 Canadian GAAP financial statements to draft IFRS financial statements.

Impact on Information Systems and Technology

The Company has assessed the need for systems upgrades or modifications to ensure an efficient conversion to IFRS. The main drivers for systems changes considered include:

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
2010

●	Additional information required as a result of enhanced note disclosures,
●	Tracking of IFRS to GAAP differences during the transition, and
●	Tracking sufficient level of details within the accounting records to allow management to maintain adherence with IFRS going forward.

We have assessed the impact on system requirements for the convergence and post-convergence periods. We do not anticipate any significant impact to applications arising from the transition to IFRS.

Potential Significant Impacts on Transition to IFRS
The Company has completed its assessment of the impacts of the transition to IFRS. Based on an analysis of Canadian GAAP and IFRS in effect at December 31, 2010, we have identified several differences between the Company’s current accounting policies and those expected to apply in preparing IFRS consolidated financial statements. Information on those changes that management considers most significant to the Company are presented below. As the Company nears completion of its transition additional areas for adjustment may be identified.

Stock based compensation – IFRS 2 Share-based payment
Under IFRS, grants of equity-settled instruments are to be fair valued at grant date, for each tranche with a different vesting period and are to incorporate an estimate of forfeitures. Under Canadian GAAP different fair values for each tranche with a different vesting period have not been calculated. These IFRS 2 requirements will be calculated for disclosure in 2011 financial statement comparatives under IFRS. The Company is in the process of calculating the measurement differences for the share options that were unvested as of the date of transition, January 1, 2010. The adjustment will be to decrease contributed surplus and increase the deficit in the opening IFRS balance sheet.

Share purchase warrants – IAS 39 Financial Instruments: Recognition and measurement
Under IFRS, share purchase warrants issued with exercise prices denominated in currencies other than the United States dollar, the Company’s functional currency, are classified and presented as financial liabilities and measured at fair value, with changes in fair value recognized through profit and loss. Under Canadian GAAP, all warrants are presented as equity. At December 31, 2009, the Company had warrants with C$ exercise prices included in equity. For the purpose of the Company’s opening IFRS balance sheet at January 1, 2010, these warrants would be removed from equity, re-measured at fair value with the difference between fair value and the amount removed from equity being recognized as an adjustment to opening retained earnings. An additional opening retained earnings adjustment would be recorded for warrants previously exercised, calculated as the difference between the fair values of the warrants on the dates of exercise and the amounts recorded in equity. The Company is in the process of calculating the measurement differences for the share warrants with C$ exercise prices as of the date of transition, January 1, 2010.

Properties, Plant and Equipment – IAS 16 Property, plant and equipment
IAS 16 contains more extensive guidance with respect to components within property, plant and equipment.   When an item of property, plant and equipment comprises individual components for which different depreciation methods or rates are appropriate, each component is accounted for separately (component accounting). Canadian GAAP essentially contains similar guidance but is less extensive.  The Company has substantially completed the analysis of components and asset useful lives under IFRS and is in the process of calculating the measurement differences for those assets identified

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
2010

as requiring additional componentization. The adjustment will be to decrease property, plant and equipment with the offset to opening retained earnings.

 Asset retirement obligation - IAS 37 Provisions, contingent liabilities and contingent assets
Under Canadian GAAP, the discount rate used in determining the asset retirement obligation would be the Corporation’s credit adjusted risk free rate and is adjusted only for new obligations incurred. The standard also requires the use of external costs in the determination of the asset retirement obligation.
Under IFRS, the discount rate used in determining the asset retirement obligation reflects current market assessments of the time value of money adjusted for specific risks not reflected in the underlying cash flows associated with the liability and is adjusted periodically. There is no requirement to use external costs to determine an asset retirement obligation if the Corporation will use its own resources to perform the related work.

IFRS 1 First-Time Adoption of International Financial Reporting Standards
Adoption of IFRS requires the application of IFRS 1, First-time Adoption of International Financial Reporting Standards, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 gives entities adopting IFRS for the first time a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. The following are the optional exemptions available under IFRS 1 that the Company currently intends to elect on transition to IFRS. The Company continues to review all IFRS 1 exemptions and will implement those determined to be most appropriate in our transition to IFRS.

Business combinations
Under IFRS 1 an entity has the option to retroactively apply IFRS 3, Business Combinations to all business combinations or may elect to apply the standard prospectively only to those business combinations that occur after the date of transition. The Corporation has elected to apply the business combination standard prospectively, and as such, will have to recognize contingent liabilities and payments from previous business combinations set out in note 4 of the 2010 annual financial statements. Cash contingent payments will be recognized as liabilities and equity payments will be recognized in equity as part of the contributed surplus.

Borrowing costs
Prior to January 1, 2009, the capitalization of borrowing costs was optional under IFRS. At adoption, an entity may designate any date on or before January 1, 2010 to commence capitalization of borrowing costs relating to all qualifying development projects. The Company has elected to commence capitalization of borrowing costs on January 1, 2010 for all qualifying assets.

Share-based payments
IFRS 1 allows the application of IFRS 2, Share-based Payments, to equity instruments granted on or before November 7, 2002, but permits the application only to equity instruments granted after November 7, 2002 that had not vested by the later of date of transition to IFRS or January 1, 2009.  The Company has elected this exemption under IFRS 1 which removes the requirement to retrospectively restate equity options that were granted after 7 November 2002 and vested before the date of transition to IFRS.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
2010

IFRS Standards in development

Financial instruments
The International Accounting Standard Board (“IASB”) has issued IFRS 9 Financial Instruments which proposes to replace IAS 39 Financial instruments: Recognition and Measurement. The replacement standard has the following significant components: establishes two primary measurement categories for financial assets - amortized cost and fair value; establishes criteria for classification within measurement category based on business model and cash flow characteristics; and eliminates existing held to maturity, available for sale and loans and receivable categories.

This standard is effective for the Company’s annual year end beginning January 1, 2013. The Company will evaluate the impact of the change to its consolidated financial statements based on the characteristics of its financial instruments at the time of adoption.

Risk Factors

Mineral reserves and mineral resources
Mineral reserve and mineral resource figures are estimates, and the Company provides no assurance that the mined ore will contain the estimated quantities of minerals or that the indicated level of recovery of metals will be realized. Metal price fluctuations, as well as increased production costs (including costs of power) or reduced recover y rates may render mineral resources containing relatively low grades of mineralization uneconomic and require the Company to write down assets or discontinue operations.

Commodity price risk
The Company is exposed to commodity price risk given that its revenues are derived from the sale of metals, the prices for which have been historically volatile. It manages this risk by entering into forward sale agreements with various counterparties, both as a condition of certain debt facilities as well as to mitigate price risk when management believes it a prudent decision. Currently the Company has in place derivative contracts for the sale of copper. Additionally, it has sold forward to Silver Wheaton all the silver production from the Mineral Park Mine.

Derivative instrument risk
The Company manages its exposure to fluctuations in metal prices by entering into derivative instruments approved by the Company’s board of directors. The Company does not hold or issue derivative instruments for speculation or trading purposes. These derivative instruments are mark-to-market at the end of each period and may not necessarily be indicative of the amounts the Company might pay or receive as the contracts are settled.

Operating risk
The Company’s operations involve mineral exploration, development and mining. The financial viability of these operations is dependent on many factors, and is subject to interruption or disruption as a result of factors including but not limited to, weather, ground stability, unusual or unexpected formations, formation pressures, changes in recoveries, increases in capital and operating costs, changing metal prices, availability of adequate power and water supplies, fires, explosions, and shortages of suitable or adequate machinery, equipment or labour, all of which may affect the viability of the mining operations.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
2010

Political and country risk
In 2010, the majority of the Company’s operations were conducted in Mexico and the United States, and as such the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism, hostage taking, military repression, expropriation, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, renegotiation or nullification of existing concessions, licenses, permits and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, currency controls and haphazard changes in government regulations such as tax laws, business laws and mining laws. These risks may limit or disrupt the Company’s projects, restrict the movement of funds, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have a material adverse effect on the Company’s operations or profitability.

Title risk
Although the Company has exercised the usual due diligence with respect to determining title to properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company’s properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. The Company has not surveyed the boundaries of any of its properties other than the Mineral Park Mine property and, consequently, the boundaries of the properties may be disputed.

Environmental regulations
The Company’s operations are subject to various laws and regulations governing prospecting, development, mining production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.

Environmental legislation governs the protection of the environment, including laws and regulations relating to air and water quality, mine reclamation, waste disposal, and the protection of endangered or threatened species. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s financial performance and results of operations.

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be delayed or prohibited from proceeding with planned exploration or development or expansion of mineral properties.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
2010

Economic conditions
Unfavourable economic conditions may have a negative impact on the Company’s financial viability and could also increase the Company’s financing costs, decrease net income, limit access to capital markets and negatively impact the availability of credit facilities to the Company.

Other
For further information regarding the Company's operational risks, please refer to the section entitled
"Description of the Business - Risk Factors" in the annual information form for the year ended December 31, 2010, available at www.sedar.comand to the Company's annual information form for the year ended December 31, 2010 to be filed on SEDAR.

Caution on Forward-Looking Information

This MD&A may contain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations.  (See “Risk Factors” above). Securities laws encourage companies to disclose forward-looking information so that investors can obtain a better understanding of the Company’s future prospects and make informed investment decisions.  This MD&A contains forward-looking statements within the meaning of applicable Canadian securities legislation, including the Securities Act (British Columbia), relating to our objectives, plans, strategies, financial condition and results of operations. Forward-looking statements may include words such as “estimated”, “progressing”, “may”, “expect”, “will”, “continue”, “believe”, “anticipate” and other similar expressions, as they relate to the Company or its management, all of which are intended to identify forward-looking statements.

It is important to note that: (1) unless otherwise indicated, forward-looking statements indicate our expectations as at March 31, 2011 (2) our actual results may differ materially from our expectations if known and unknown risks or uncertainties affect our business, or if estimates or assumptions prove inaccurate; (3) we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (4) except as required by applicable securities legislation, we disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this MD&A, the Company has applied several material assumptions, including but not limited to, the assumption that: (1) market fundamentals will result in sustained copper and molybdenum demand and prices; (2) the current copper leach operations at Mineral Park Mine remain viable operationally and economically; (3) the Phase 4 milling expansion of Mineral Park Mine will be viable operationally and economically and proceed as expected; and (4) any additional financing needed will be available on reasonable terms.  Other risks and assumptions are discussed throughout this MD&A and, in particular, in “Critical Accounting Estimates” and “Risks and Uncertainties” sections.

Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, among others: (1) metal price volatility; (2) economic and political events affecting metal supply and demand; (3) securing and the nature of regulatory permits and approvals; (4) the ongoing availability and cost of operational inputs including expertise, labor, reagents, water, power and equipment; (5) fluctuations in ore grade, operating costs or ore tons milled;

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
2010

(6) geological, technical, mining or processing problems; and (7) future changes in the life-of-mine plan and/or the ultimate pit design.  For a more comprehensive review of risk factors, please refer to the “Risks and Uncertainties” section.  Except as required by applicable securities legislation, the Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise.  Readers are cautioned not to put undue reliance on these forward-looking statements.

Certain statements contained in this MD&A, including statements regarding the anticipated development and expansion of the Company's business, the intent, belief or current expectations of the Company, its directors or its officers, primarily with respect to the future operating performance of the Company and the products it expects to offer and other statements contained herein regarding matters that are not historical facts, are "forward-looking" statements. Future filings with the applicable Securities Commissions, future press releases and future oral or written statements made by or with the approval of the Company, which are not statements of historical fact, may contain forward-looking statements. Because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements.

Additional Information

Additional information including the Company’s Annual Information Form (AIF) is available on SEDAR at www.sedar.com.